                           CAREERTEK ACQUISITION, INC.

August 1, 2001

U.S. Securities and Exchange Commission
450 5th St. N.W.
Washington, DC 20549

Re:      Withdrawal of Registration Statement of Form S-4
         File No. 333-56342

Dear Sirs:

We hereby withdraw the above registration statement.

Sincerely,

/s/ Mike Williams
    Mike Williams
    President